RUBICON MINERALS CORPORATION
FINANCIAL STATEMENT REQUEST FORM

I , the undersigned here by certify that I am the owner of securities (other than debt instruments) of Rubicon Minerals Corporation (the "Company") and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements for the ensuing financial year.*

Tick one or both of the following options:

Annual Financial Statements & MD & A _______

Quarterly Financial Statements & MD &A _____

You will not receive any financial statements for the ensuing financial year, if you do not complete and return this form.

NAME:       ___________________________________

ADDRESS:     ___________________________________

 ___________________________________

CITY/PROV/STATE/ POSTAL CODE: ____________________________________________

SIGNATURE OF SHAREHOLDER: _______________ DATE: ________________

CUSIP: 780911103  SCRIP COMPANY CODE: - RMXQ

*Copies of previously issued and current annual and quarterly financial statements and related MD & A are available to the public on the SEDAR website at www.sedar.com.

If you would like to receive Rubicon’s news releases via fax or E-mail, please tick the appropriatebox below and provide your fax number or E-mail address:

I would like to receive news releases via fax  Fax#: _____________________________
I would like to receive news releases via E-mail    E-mail: ________________________

RubiconMineralsCorporationwillusetheinformationcollectedsolelyforthepurposeofmailingsuch financial statements to you, and if requested, providing you with copies of news releases and willtreat your signature on this form as your consent to the above.

For General Shareholder Inquiries contact Computershare Trust Company of Canada:
By Phone - 1-800-564-6253
By Fax - 1-866-249-7775
By Email - service@computershare.com
By Regular Mail - Computershare Trust Company of Canada, 9th Floor - 100 University Avenue, Toronto, ON M5J 2Y1

RETURN THIS FORM TO:  Computershare Trust Company of Canada
9th Floor - 100 University Avenue
Toronto, ON M5J 2Y1